Exhibit 99.1

BACHOCO INFORMS ABOUT NYSE DELISTING APPLICATION

Celaya, Guanajuato, Mexico - March 28, 2023. Industrias Bachoco, S.A.B. de C.V. ("Bachoco") (NYSE: IBA; BMV: BACHOCO). A national leader in the production and marketing of poultry products and other food products, today announced that its Board of Directors, considering, among other things: the results of the tender offer concluded on November 2022, by Edificio del Noroeste, S.A. de C.V., a vehicle controlled by the Robinson Bours Family, which together with its affiliates and related parties in the aggregate, at this date hold more than 97% of the outstanding shares issued by Bachoco; the low trading volume in the United States of America; the relatively low participation in the American Depositary Receipts ("ADRs") program and the benefits of maintaining the ADRs program against the costs related thereto, resolved, consistent with the processes initiated more than a year ago, to initiate the processes to delist its ADRs from the New York Stock Exchange ("NYSE") and terminate its ADRs program.

In addition, it is anticipated that in the near future, Bachoco will take such actions as necessary to deregister and terminate its obligations to prepare and file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither the delisting from the NYSE nor the termination of its registration under the Exchange Act is expected to affect the continued listing of Bachoco's shares on the Bolsa Mexicana de Valores, S.A.B. de C.V. and/or the registration of such shares with the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores).

We will keep our investors informed of any important developments as necessary or appropriate.

COMPANY DESCRIPTION. Industrias Bachoco is a leader in the poultry industry in Mexico and one of the largest poultry companies in the world. The Company was founded in 1952, and began trading on the Mexican Stock Exchange and the New York Exchange in 1997. Corporate offices are located in Celaya, Mexico. Bachoco is vertically integrated; its main business lines are: chicken, eggs, balanced feed, pork, among other products. It has more than 1,000 facilities organized into 9 production complexes and 80 distribution centers in Mexico and a production complex in the United States. It currently generates more than 32,000 direct jobs. Bachoco has the following ratings: "AAA (MEX)", the highest rating assigned by Fitch México, S.A. de C.V.; and "HR AAA", which means that the Issuer or the Issue is of the highest credit quality and was granted by HR Ratings de México, S.A. de C.V.

DISCLAIMER. The document contains information that could be deemed forward-looking statements regarding expected future events and results of the Company. The statements reflect management's current beliefs based on currently available information and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in the Annual Information form, which could cause actual results to differ materially from the forward-looking statements contained herein. These risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments in the poultry industry, shareholder liability, government regulation, and environmental matters. Accordingly, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statements.